UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM SD
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Specialized Disclosure Report

Commission file number: 001-35947
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Digirad Corporation
(Exact name of registrant as specified in its charter)
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Delaware	33-0145723
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1048 Industrial Court, Suwanee, GA	30024
(Address of Principal Executive Offices)	(Zip Code)

Jeffry R. Keyes (858) 726-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016. ☒

SECTION 1. CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
Pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, Digirad Corporation ("Digirad" or the "Company") has filed this Specialized Disclosure Report ("Form SD") for the reporting period January 1, 2016 to December 31, 2016.
The Company determined that during the reporting period, Digirad contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products. As a result, the Company has conducted a good faith reasonable country of origin inquiry to determine whether the necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. A description of our reasonable country of origin inquiry process is included in our Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.
A copy of the Company's Conflict Minerals Report is publicly available at "http://drad.client.shareholder.com/corporate-governance.cfm".
Item 1.02 Exhibit
See Exhibit 1.01 to this Form SD, incorporated herein by reference
SECTION 2. EXHIBITS
Item 2.01 Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIGIRAD CORPORATION

Date:	May 31, 2017	By:	/s/ JEFFRY R. KEYES
Jeffry R. Keyes Chief Financial Officer